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                             September 14, 2022

       Scott Tozier
       Executive Vice President and Chief Financial Officer
       Albemarle Corporation
       4250 Congress St., Suite 900
       Charlotte, NC 28209

                                                        Re: Albemarle
Corporation
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-12658

       Dear Mr. Tozier:

               We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Page numbers beginning with "S" correspond to the relevant section number in the respective exhibits.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Mineral Properties, page 24

   1.                                                   Please revise to report
each individual property   s production by product such as salt,
                                                        Sulfate of Potassium
(SOP), lithium, or bromine, etc. as required by Item 1303(B)(2)(i) of
                                                        Regulation S-K.
   2. We note your reference to resource base in this section. Resource base is not a resource category defined or
allowed under S-K 1300 for disclosure of quantities or grades. Please modify your disclosures
to conform to the resource/reserve categories defined by Item
                                                        1300 of Regulation S-K.
   3. We note you report your Wodgina and Sanfi properties resources and reserves on a 100%
                                                        percent basis due to
exclusive marketing of the salable products and not on your
                                                        attributable ownership.
Please revise to report your resources and reserves based on your
 Scott Tozier
Albemarle Corporation
September 14, 2022
Page 2
         attributable ownership as required by Item 1303(b)(3)(iii) of Regulation S-K.
4. We note your Salar de Atacama resources are reported as Million metric tonne (MT) units instead of the thousand metric tonne (000 mt) units found in the respective technical reports. Please correct your resource and reserve estimates to conform to the estimates reported in the technical reports.
Greenbushes, Australia, page 30

5. We are unable to verify the LoM sustaining capital calculation, based on the information available within the technical report summary and elsewhere in your filing. Please provide additional documentation in your filing and technical report that supports this cost estimate, your cutoff grade calculation, and metallurgical recovery. Safi, Jordan, page 41

6. We note your reserve disclosure for the Jordan Bromine operation in this section. Please clarify whether these reserves are classified as proven and or probable and only report those quantities and grades based on your ownership.
7. We note your reference to sections of the technical report for details regarding key assumptions and other details, such as cutoff grade, price, and operating costs. This information is required filing disclosure and may not be incorporated by reference to an exhibit, especially if that information is also missing from the technical report. Please modify your filing to include all required disclosure. See Item 1304(d)(1) of Regulation
         S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

8. We noted the current period and prior period adjustments related to inventory foreign exchange values, deferred tax liability, and capitalized interest values recognized in the periods ended March 31, 2021, December 31, 2021 and March 31, 2022, as applicable.
         Although you have determined that the adjustments were not material, in light of the adjustments made over a relatively short period of time, please tell us your consideration regarding your conclusion of the effectiveness of your internal control over financial reporting as of the end of the reporting period ended December 31, 2021.
Notes to the Consolidated Financial Statements
Note 10- Investments,
FirstName             pageTozier
           LastNameScott   93
Comapany
9.        NameAlbemarle
      Regarding            Corporation
                your 49% equity interest in Windfield, please tell us your consideration of Rule
      3-0914,
September  of Regulation
              2022 Page 2S-X to provide their separate annual financial statements.
FirstName LastName
 Scott Tozier
FirstName  LastNameScott Tozier
Albemarle Corporation
Comapany 14,
September  NameAlbemarle
               2022        Corporation
September
Page  3    14, 2022 Page 3
FirstName LastName
Exhibit 96.1 Greenbush
Pit Optimization, page 115

10. We note the mining cost found on this page varies from your resource and reserve section and is not found in your operating cost estimates. Please explain. Expansionary Capital Costs, page 208

11. The expansionary capital appears to be in error and does not correspond clearly to the total capital estimate. Please review this section to insure the expansionary capital and sustaining capital are segregated and include your reclamation cost and timing.
Exhibit 96.2 Wodgina
Mineral Resource and Mineral Reserve Estimates, page 10

12. We note your Wodgina resources are reported on a 100% percent basis due to exclusive marketing of the salable products and not on your attributable ownership of the property.
         Please revise to report your resources based on your attributable ownership, as required by
         Item 1303(b)(3)(iii) of Regulation S-K.
Exhibit 96.5 Jordan Bromine
Mineral Resource Estimates, page 8

13. We note your report your resources and reserves on a 100% percent basis and not based on your attributable ownership. Please revise to report your classified resources and reserves based on your attributable ownership, as required by Item 1303(b)(3)(iii) of
         Regulation S-K.
Resource Estimation, page 47

14. Please define your resources as measured, indicated, and/or inferred as required by Item
         1302(d)(1)(B)(iii) of Regulation S-K. In addition, please report your resources specifying the volume, concentration, and contained bromine based on initial evaporation pond intake.
15. Please include your cutoff grade estimate for your resources with the appropriate parameters, prices, and costs, as required by Item 601(b)(96)(iii)(b)(11) of Regulation S-
         K.
Mineral Reserves Estimates, page 49

16.      Please define your reserves as proven and/or probable as required by
Item 1302(e)(2) of
         Regulation S-K. In addition, please report your reserves specifying the volume, concentration, and contained bromine based on process plant intake.
17. Please include your cutoff grade estimate for your reserves with the appropriate parameters, prices, and costs, as required by Item 601(b)(96)(iii)(b)(12) of Regulation S-
 Scott Tozier
FirstName  LastNameScott Tozier
Albemarle Corporation
Comapany 14,
September  NameAlbemarle
               2022        Corporation
September
Page  4    14, 2022 Page 4
FirstName LastName
         K.
18. Please define the accuracy of your capital and operating costs estimates. See Item
         601(b)(96)(iii)(b)(18) of Regulation S-K.
Exhibit 96.6 Magnolia
Mineral Reserve Estimates, page 43

19. Please include your cutoff grade estimate for your reserves with the appropriate parameters, prices, and costs, as required by Item
601(b)(96)(iii)(b)(12) of Regulation S-
         K.
Environmental Studies, Permitting, And Plans, page 67

20.      Please provide the qualified person   s opinion on your plans for
environmental
         compliance. See Item 601(b)(96)(iii)(b)(17) of Regulation S-K. Capital and Operating Costs, page 68

21. Please define the accuracy of your capital and operating costs estimates. See Item
         601(b)(96)(iii)(b)(18) of Regulation S-K.
Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
General, page S-1

22. We note you have provided disclaimers in several of your technical reports. Qualified
         Persons are not allowed to disclaim responsibility except as allowed by Item 1302(f) of
         Regulation S-K. Please remove all disclaimers from your technical report summaries.
Geological Setting, Mineralization, and Deposit, page S-6

23. Please ensure all your technical reports include a geologic cross-section and stratigraphic column. See Item 601(b)(96)(iii)(b)(6) of Regulation S-K. Sample Preparation, Analysis, and Security, page S-8

24.      Please provide the qualified person   s opinion on the adequacy of
sample preparation,
         security, and analytical procedures. See Item 601(b)(96)(iii)(b)(8) of Regulation S-K.
Mineral Processing and Metallurgical Testing, page S-10

25. Please provide a declaration of estimated metallurgical recoveries and the qualified
         person   s opinion on the adequacy of the information. See Item
601(b)(96)(iii)(b)(10) of
         Regulation S-K.
Mineral Resource Estimates, page S-11

26.      Please provide the qualified person   s opinion in regard to whether
issues related to all
         relevant technical and economic factors likely to influence the prospect of economic
 Scott Tozier
Albemarle Corporation
September 14, 2022
Page 5
         extraction can be resolved with further study and work. See Item 601(b)(96)(iii)(b)(11) of
         Regulation S-K.
Mineral Reserve Estimates, page S-12

27.      Please provide the qualified person   s opinion on how your mineral
reserve estimates could
         be materially affected by risk factors associated with or changes to any aspects of the modifying factors. See Item 601(b)(96)(iii)(b)(12) of Regulation S-K. Mining Methods, page S-13

28. Please provide annual numerical values for your life of mine production schedule to support the graphs provided in this section. This would include annual waste stripping, mined and processed ore with associated grades for the life of mine. For solution mining applications this would include initial quantities pumped with solution grade or quality with expected recovery after evaporation, followed by processing plant input of quantities pumped with solution grade and expected recovery. See Item 601(b)(96)(iii)(b)(13) of
         Regulation S-K.
Market Studies, page S-16

29. Please provide a five year historical review of the commodity price and your price projection. Please provide sufficient detail to support this price projection and include all your material considerations See Item 601(b)(96)(iii)(b)(16) of Regulation S-K.
Capital and Operating Costs, page S-18

30. Please disclose your annual capital by major components and operating costs by major cost centers for each year along with your totals and reclamation costs. See Item
         601(b)(96)(iii)(b)(18) of Regulation S-K.
Economic Analysis, page S-19

31. Please provide annual numerical values to support all the graphs provided in this section.
       Please provide numerical values for your annual cash flow, including your annual
FirstName LastNameScott Tozier
       production, salable product quantities, revenues, major cost centers, taxes & royalties,
Comapany   NameAlbemarle
       capital,               Corporation
                and final closure costs. See Item 601(b)(96)(iii)(b)(19) of Regulation S-K. Please
       provide  supplementally
September 14, 2022 Page 5        a functioning excel file of your cash flow
analysis.
FirstName LastName
 Scott Tozier
FirstName  LastNameScott Tozier
Albemarle Corporation
Comapany 14,
September  NameAlbemarle
               2022        Corporation
September
Page  6    14, 2022 Page 6
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences